Exhibit 4.20

Private & Confidential

17 December 2003

Mr Neil Rodaway

General Manager Asset Management

Mayne Group Limited

390 St Kilda Road

MELBOURNE VIC 3004

Dear Neil,

It is with pleasure that I offer you appointment to the position of Group General Manager Diagnostic Services, under the following terms and conditions. You will report to the Group Managing Director & CEO and you will be located in Melbourne.

Employer

Your contract of employment is with Mayne Group Limited ABN 56 004 073 410 (Mayne). As an employee of Mayne, you may be required to provide services to any company in the Mayne Group, and all entities which are subsidiaries of Mayne.

Contract Terms

This contract shall take effect from 1 January 2004 and will supersede in its entirety your current employment contract and arrangements, which shall be deemed to have terminated by mutual consent as from 31 December 2003. However, for the purposes of service-related benefits of employment, your service with Mayne will be regarded as continuous from the 2 November 1992, the date you initially commenced employment with the Group or a related company.

Duties

Your specific duties and responsibilities in this position are as outlined in the attached position description. You may, however, be required to undertake other duties and responsibilities from time to time in addition to or as variations of the duties and responsibilities of the position. As a consequence, or for other reasons, your reporting responsibility and/or position title may also be altered from time to time. In this event, your remuneration and other benefits under this contract will not be altered without your consent, except to the extent that this contract permits.

Remuneration

Your remuneration will be made up of a total employment cost (TEC) at the rate of $420,000p.a., inclusive of salary, Superannuation and benefits you may wish to charge to the TEC.

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Your remuneration will be reviewed annually, usually in June, with any increase, which may arise from each review being effective on 1 July. The review and operative dates may be altered by Mayne from time to time.

Senior Executive Short Term Incentive Plan

You will be eligible to participate in the Mayne Group Senior Executive Short Term Incentive Plan (SESTIP), pursuant to which an award of an amount equal to a proportion of your fixed annual remuneration determined by the Board may be made to you where specified performance conditions are satisfied.

The Plan is designed to provide both a short term and a medium term incentive to senior executives. The short term incentive will be satisfied by payment of part of any amount awarded to you in cash. The medium term incentive is provided in the form of Mayne Shares purchased through a nominated percentage of the amount awarded.

Under separate correspondence you will receive an invitation to participate in the SESTIP which will include the Rules of the SESTIP, the maximum amount that may be awarded to you, the performance criteria against which the incentive award will be assessed and the rights and obligations applicable to the allocation of shares.

Participation in the SESTIP will be subject to your acceptance of the terms set out in the invitation, and for the financial year 2003/2004 any award will be pro rata to reflect your commencement in the plan effective 1 January 2004.

Superannuation

You will be required to remain a member of the Mayne Group Superannuation Fund.

Salary for Superannuation will be at the rate of 92% of TEC. As your superannuation contribution exceeds the SGC maximum, you may elect to reduce your contribution to no less than the SCG maximum which is currently $11,002p.a.

Full details of the range of Superannuation entitlements are supplied in the Member’s Booklet, which is already in your possession.

Re-assignment

Mayne has a policy in which it reserves the right to reassign employees geographically from time to time. Such reassignment will occur after consultation and agreement with you, particularly as to your career development and your own circumstances.

Termination of Employment

You may resign from your employment and terminate this contract by giving to Mayne no less than six (6) months’ notice in writing. If you do so, Mayne is not obliged to provide you with duties during the notice period. In the event you resign to join a competitor, Mayne reserves the right to require you to serve the notice period on an active or passive basis.

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Similarly, Mayne may, at any time, terminate your employment by giving no less than six (6) months’ notice in writing or payment in lieu. Payment in lieu of notice will be at the rate equivalent to your TEC for the period of notice.

In the case of serious misconduct (including disclosure of confidential information or other serious or continuing breaches of this contract) Mayne may terminate your employment without notice. In this case you will receive only accrued but un-taken leave entitlements.

Retrenchment

If your employment is terminated on the grounds of redundancy, retrenchment benefits payable to you will accord with the terms of the retrenchment policy applicable to Mayne staff at that time, except that, the payment in respect of notice will be not less than the notice period provided above.

Mayne Group Policies

You will be required to comply with Mayne Group policies and procedures generally, as established and varied from time to time.

Confidentiality

It is agreed that, without limiting any express or implied obligation of confidentiality upon you under any statute (including Corporation Law) you undertake that you will not divulge to any person or use any trade secrets or confidential information concerning the business, financial arrangements or any further information, which is not publicly available, except with the written authority of the undersigned.

Restriction on Activities

It is agreed that you will not during your employment with Mayne or within six months after cessation, either on your own account or jointly with any other person, or company, solicit interfere with or endeavor to entice away from Mayne or its subsidiaries any employee or customer of the Group.

Applicable Law

This contract of employment will be governed by the law of the State of Victoria.

Schedule of Benefits

The employment benefits applicable to you in this position are recorded in the attached schedule.

Date of Effect

This contract takes effect on the 1 January 2004.

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Attachments

The enclosed attachments to this letter form part of the terms and conditions of your contract of employment.

Acceptance

To signify your acceptance of this offer of employment under the conditions outlined above, please sign, date, and return the duplicate of this letter to me.

Yours sincerely,

STUART JAMES

Group Managing Director & CEO

Att:	Schedule of Benefits

TEC Schedule

I acknowledge having received and read this letter and each of its attachments, and I accept the offer of employment on the terms set out in this letter.

Neil Rodaway

Date: / /

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SCHEDULE OF BENEFITS

Name:	Neil Rodaway
Position:	Group General Manager Diagnostic Services
Date:	1 January 2004

These benefits apply subject to the variations contained in the covering letter. Full details of the benefits and conditions are available from Group General Manager, Personnel.

Annual Leave

Annual leave will continue to accrue at the rate of 4 weeks (20 working days) per annum. Leave loading is included in the TEC package.

Sick Leave

Sick leave credit will continue to accrue at the rate of 10 days on the anniversary of each complete year of service to a maximum of 52 weeks credit. Discretion will apply to the payment for sick leave beyond available credits.

Long Service Leave

Long service leave of 13 weeks becomes due after 15 years continuous service. Thereafter, long service leave accrues a rate of 4 and 1/3 weeks for each 5 years service.

Where the provisions of State legislation exceeds the above, the State legislation shall apply.

Other Leave

Provisions with respect to other leave will be in accordance with the guidelines issued to Mayne staff from time to time.

Contact and Entertainment Expenses

Contact and entertainment expenses which are business related and of benefit to the company will be reimbursed through the process of claim and approval by the Group Managing Director & CEO, Mayne.

Class of Air Travel

Travel on Domestic and International flights whilst on company business shall be in business class.

Communication Facilities

Mayne will meet the cost of installation and rental of a telephone, a facsimile machine and a laptop personal computer with the necessary linkages and access to Mayne’s systems in your home. Mayne will also meet the cost of calls, operation and services to the equipment.

* * * * * *

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TOTAL EMPLOYMENT COST (TEC)

SCHEDULE

Neil Rodaway

Effective: 1 January 2004

Previous TEC		Revised TEC
Salary	$276,920	Salary	$352,380
Superannuation 17.5%* of $257,600 (80%)	$45,080	Superannuation 17.5%* of $386,400#)	$67,620
TOTAL	$322,000	TEC	$420,000

Senior Executive Short Term Incentive Plan (SESTIP)

Maximum	100% of TEC	$420,000

*	Superannuation benefit factor of 17.5%

#	Salary for Superannuation is $352,380 (92% of TEC)

* * * * * *

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